

Mail Stop 4720   June 14, 2017

<u>Via E-mail</u>
Matthew P. Wagner
Chief Executive Officer
Pacwest Bancorp
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212

>   **Re: Pacwest Bancorp**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed March 1, 2017**
>   **Form 8-K**
>   **Filed April 17, 2017**
>   **File No. 001-36408**

Dear Mr. Wagner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 49</u>

<u>Core Net Interest Income (NIM), Core NIM excluding Total Accretion of Loan Acquisition Discounts, Core Loan and Lease Yield and Core Loan and Lease Yield excluding Total Accretion of Loan Acquisition Discounts, page 52</u>

1.   We note your presentation of core net interest margin (NIM), core NIM excluding total accretion of loan acquisition discounts, core loan and lease yield and core loan and lease

yield excluding total accretion of loan acquisition discounts, where you have excluded the effects of loan acquisition discounts from the reported net interest margin and the reported loan and lease yield. We believe the exclusion of the loan acquisition discounts is not appropriate as these adjusted measures appear to represent tailored accounting principles prohibited by Regulation G since they only exclude the effects of loan acquisition discounts, rather than adjustments that try to reflect true organic growth. Please confirm you will no longer present these types of non-GAAP adjustments in future filings.

Net Interest Income/NIM excluding Purchase Accounting, page 52

2.   We note your presentation of net interest income/NIM excluding purchase accounting, where you have excluded the effects of Amortization of TruPS discount and accretion of time deposit premium. We believe the exclusion of the purchase accounting adjustments is not appropriate as the adjusted measures appear to represent tailored accounting principles prohibited by Regulation G since they only exclude the effects of purchase accounting, rather than adjustments that try to reflect true organic growth. Please confirm you will no longer present these types of non-GAAP adjustments in future filings.

Non-PCI Adjusted Allowance for Credit Losses to Loans and Leases, page 68

3.   You add the unamortized purchase discount to non-PCI loans and leases and the total allowance for credit losses to derive adjusted non-PCI loans and leases and an adjusted total allowance for credit losses. The addition of the purchase accounting adjustments represents a tailored accounting principle that is prohibited by Regulation G since the purchase accounting adjustments are recognized in interest income. In addition, the non-GAAP metrics imply that the purchase accounting adjustments are available to the entire loan population that includes non-acquired and acquired loans when the adjustment is only available for acquired loans. Please remove these non-GAAP measures from future filings. We note that you also present the same measures in your quarterly earnings releases. Please also remove these non-GAAP measures from these future filings.

Form 8-K Filed April 17, 2017

Exhibit 99.1

Net interest income/NIM and Loan and Lease Interest Income/Yield, pages 3 and 4

4.   We note your presentation of net interest income/NIM and loan and lease income/Yield excluding total acquired loan discount accretion. We believe the exclusion of the total acquired loan discount accretion is not appropriate as the adjusted measures appear to represent tailored accounting principles prohibited by Regulation G since they only exclude the effects of purchase accounting, rather than adjustments that try to reflect true

organic growth. Please confirm you will no longer present these types of non-GAAP adjustments in future filings. Please also remove the related ratio from the Five Quarter Selected Financial Data presented on page 20.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services